

Mail Stop 3720

January 26, 2017

Thomas Tang
Chief Executive Officer
Arem Pacific Corporation
47 Mount Pleasant Road
Nunawading, Victoria
Australia 3131

       **Re: AREM Pacific Corporation
            Form 10-K for Fiscal Year Ended June 30, 2016
            Filed October 11, 2016
            File No. 333-207099**

Dear Mr. Tang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                      /s/ Terry French for

                                      Larry Spirgel
                                      Assistant Director
                                      AD Office 11 − Telecommunications